Exhibit 99.9

Execution Version

SINOVAC BIOTECH LTD.

and

PACIFIC STOCK TRANSFER COMPANY

as Rights Agent

Fourth AMENDMENT

TO

RIGHTS AGREEMENT

Effective as of July 2, 2018

This Fourth Amendment (this “Amendment”), dated as of July 2, 2018, to the Rights Agreement, dated as of March 28, 2016, as amended on March 24, 2017, June 26, 2017 and March 6, 2018 (as amended, the “Rights Agreement”), is between Sinovac Biotech Ltd., a company limited by shares under the laws of Antigua and Barbuda (the “Company”), and Pacific Stock Transfer Company (the “Rights Agent”), and shall be effective immediately prior to the Company’s entry into that certain Securities Purchase Agreement (as it may be amended from time to time, the “Securities Purchase Agreement”) to be entered into by and among the Company, Vivo Capital, LLC, a limited liability company organized under the laws of the State of California, and Prime Success, L.P., an exempted limited partnership registered in the Cayman Islands.

WHEREAS, the Company has previously entered into that certain Amalgamation Agreement, dated as of June 26, 2017, as amended March 26, 2018 and April 26, 2018 (as amended, the “Amalgamation Agreement”), by and among Sinovac (Cayman) Limited, an exempted limited liability company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Sinovac Amalgamation Sub Limited, an international business corporation incorporated under the laws of Antigua and Barbuda and a wholly-owned subsidiary of Parent, and the Company;

WHEREAS, pursuant to Section 8.02 of the Amalgamation Agreement, the Company or Parent may terminate the Amalgamation Agreement if the Effective Time (as defined in the Amalgamation Agreement) has not occurred on or before May 26, 2018;

WHEREAS, the Special Committee (the “Special Committee”) of the Board of Directors of the Company (the “Board”) and the Board (acting upon the recommendation of the Special Committee) have determined that it is in the best interests of the Company and all of its stockholders to terminate the Amalgamation Agreement and have terminated the Amalgamation Agreement pursuant to the terms thereof;

WHEREAS, the Company and the Rights Agent have previously executed and entered into the Rights Agreement;

WHEREAS, Section 26 of the Rights Agreement provides that the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of the Rights or Common Shares;

WHEREAS, the Board has determined that it is in the best interests of the Company and the holders of the Rights, and will not adversely affect the interests of the holders of Rights in any respect, to amend the Rights Agreement to reflect the termination of the Amalgamation Agreement and facilitate entry into the Securities Purchase Agreement, as provided herein; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

NOW, THEREFORE, in consideration of the foregoing and mutual agreements set forth herein, the Company and the Rights Agent agree as follows:

1.           Amendments.

1.1.        Section 1.8 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Exempt Person” shall mean each of (i) the Company, any Subsidiary of the Company, or any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) share capital of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company, and (ii) the Investors, their direct and indirect shareholders and their respective Affiliates and Associates to the extent that any of them would otherwise become an Acquiring Person solely as the result of (x) the execution, delivery or performance of the Securities Purchase Agreement or the Transaction Documents, (y) the acquisition of beneficial ownership of the Common Shares as a result of the execution of the Securities Purchase Agreement, or (z) the consummation of the Private Placement or any of the other transactions contemplated by the Securities Purchase Agreement and the Transaction Documents, which shall include any subsequent acquisition of Common Shares up to the Maximum Ownership Percentage (as defined in the Shareholders Agreement).

1.2.        Section 1.17 of the Rights Agreement is hereby amended and restated in its entirety as follows:

1.17         The following additional terms shall have the meanings indicated:

(i) “Advantech Investor” shall mean Prime Success, L.P., an exempted limited partnership registered in the Cayman Islands.

(ii) “Investors” shall mean the Vivo Investor and the Advantech Investor.

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(iii) “Private Placement” shall mean the issuance, sale and purchase of the Shares (as defined in the Securities Purchase Agreement) in accordance with Securities Purchase Agreement, and the other transactions contemplated thereby and the other Transaction Documents.

(iv) “Securities Purchase Agreement” shall mean that certain Securities Purchase Agreement to be entered into by and among the Company and the Investors, as amended from time to time in accordance with the terms thereof.

(v) “Shareholders Agreement” shall mean that certain Shareholders Agreement, by and among the Company and the Investors, to be entered into concurrently with the execution of the Securities Purchase Agreement and as amended from time to time in accordance with the terms thereof.

(vi) “Transaction Documents” shall mean the Shareholders Agreement and that certain Registration Rights Agreement, Promissory Notes, Equity Commitment Letter and Confidentiality Agreements, each to be entered into by and among the Company and the Investors concurrently with the execution of the Securities Purchase Agreement.

(vii) “Vivo Investor” shall mean Vivo Capital, LLC, a limited liability company organized under the laws of the State of California.

1.3.        Section 7.1 of the Rights Agreement is hereby amended and restated in its entirety as follows:

7.1          Exercise of Rights. Subject to Section 11.1.2 and except as otherwise provided herein, the registered holder of any Right Certificate may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and certification on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of one one-thousandths of a Series A Preferred Share (or other securities, cash or other assets) as to which the Rights are exercised, at or prior to the time (the “Expiration Date”) that is the earliest of (i) the close of business on March 27, 2019 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), (iii) the closing of any amalgamation, merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13.3 at which time the Rights are deemed terminated, or (iv) the time at which the Rights are exchanged as provided in Section 27.

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1.4.        Section 35 of the Rights Agreement is hereby amended and restated in its entirety as follows:

Section 35. Exception for Private Placement. Notwithstanding anything to the contrary in this Agreement, none of the execution, delivery or performance of the Securities Purchase Agreement or the Transaction Documents, or the consummation of the Private Placement or any of the other transactions contemplated by the Securities Purchase Agreement or the Transaction Documents, shall result in a Distribution Date (or the occurrence of a Trigger Event or a Share Acquisition Date) or in any way permit any Rights to be exercised pursuant to Section 7, Section 11.1.2 or Section 13, or otherwise for consideration or exchanged pursuant to Section 27. Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedy or claim under this Agreement in connection with the execution, delivery or performance of the Securities Purchase Agreement or the Transaction Documents, or the consummation of the Private Placement or any of the other transactions contemplated by the Securities Purchase Agreement or the Transaction Documents, which shall include any subsequent acquisition of Common Shares up to the Maximum Ownership Percentage (as defined in the Shareholders Agreement).

1.5.        Section 36 of the Rights Agreement is hereby deleted in its entirety.

2.            Capitalized Terms. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

3.            Effect of Amendment. Except as expressly amended hereby, the Rights Agreement shall remain in full force and effect in accordance with its terms.

4.            Benefits of Amendment. Nothing in this Amendment shall be construed to give to any Person or corporation other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Amendment; but this Amendment shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares).

5.            Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The parties hereto further agree to replace such invalid, void or unenforceable provision of this Amendment with a valid, legal and enforceable provision that carries out the parties’ intentions to the greatest lawful extent under this Amendment.

6.            Governing Law. This Amendment shall be deemed to be a contract made under the internal laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

7.            Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

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8.            Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed, as of the day and year first above written.

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chief Executive Officer

[Signature Page to Fourth Amendment to Rights Plan]

PACIFIC STOCK TRANSFER COMPANY, as Rights Agent

By:	/s/ Joslyn G. Claiborne
Name: Joslyn G. Claiborne
Title: Director of Operations

[Signature Page to Fourth Amendment to Rights Plan]